

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

<u>Via E-mail</u>
Andrew Bonfield
Finance Director
National Grid PLC
1-3 Strand
London WC2N 5EH
England

    Re: **National Grid PLC**
            Form 20-F for the Fiscal Year Ended March 31, 2012
            Filed June 12, 2012
            File No. 1-14958

Dear Mr. Bonfield:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ William H. Thompson

                         William Thompson
                         Accounting Branch Chief